FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2012
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY A COMPANY SECRETARY

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr C Farrel, a Company Secretary of Gold Fields Limited, has exercised Share Options which were issued to him in terms of The GF Management Incentive Scheme, as amended.

Share options are offered at a strike price, with a third of the total share option grant vesting upon the second, third and fourth anniversaries of the grant date. The vested options can be exercised before the expiry date which is seven years from the grant date. The value of the Options which a participant may exercise will be the difference between the Share price at the date of exercise and the Strike price on the allocation date.

Details of the transaction are set out below:

	C Farrel
Nature of transaction	On market sale of shares/Off market exercise of options
Transaction Date	17 February 2012
Number of Shares/Options	633
Class of Security	Ordinary Shares
Strike price per share option	R93.49
Market price per share	R126.000
Total Value	R79,758.00
Total proceeds	R20,578.83
Vesting Period	A third of the total share option grant vests upon the second, third and fourth anniversaries of the grant date and the options expire seven years from grant date.
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

21 February 2011
Sponsor:
JP Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 21 February 2012

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs